Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following is a description of the material terms of the Ordinary Shares of Playa Hotels & Resorts N.V. (the “Company”, “we” and “our”) related provisions of our articles of association (“Articles of Association”) and of applicable Dutch law. The description is qualified in its entirety by, and should be read in conjunction with, the Articles of Association and applicable Dutch law.

Share Capital

Authorized Share Capital

Under Dutch law, the authorized share capital is the maximum capital that we may issue without amending our Articles of Association and may be a maximum of five times the issued capital. We have authorized 500,000,000 Ordinary Shares with a nominal value of €0.10 per share. Our outstanding Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable.

Issuance of Shares

Under Dutch law, shares are issued and rights to subscribe for shares are granted pursuant to a resolution of the general meeting of shareholders of the Company (the “General Meeting”). Our Articles of Association provide that the General Meeting may only adopt such resolution with at least two-thirds of the votes cast, unless such resolution is passed at the proposal of our Board or Directors (the “Board”). The General Meeting may authorize the Board to issue new shares or grant rights to subscribe for shares, following a proposal by the Board or—absent such proposal—by the General Meeting with at least two-thirds of the votes cast. The authorization can be granted and extended, in each case for a period not exceeding five years. For as long as, and to the extent, that such authorization is effective, the General Meeting will not have the power to issue shares and rights to subscribe for shares.

The General Meeting adopted a resolution on March 10, 2017, effective as of March 12, 2017, pursuant to which the Board is irrevocably authorized to, for a period of five years from the date of the resolution, issue shares and grant rights to subscribe for shares in the form of Ordinary Shares up to the amount of the authorized share capital (from time to time).

Preemptive Rights

Under Dutch law, in the event of an issuance of Ordinary Shares or granting of rights to subscribe for Ordinary Shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the Ordinary Shares held by such holder (unless limited as described herein). A holder of Ordinary Shares does not have a preemptive right with respect to the issuance of, or granting of rights to subscribe for: (i) Ordinary Shares for consideration other than cash; (ii) Ordinary Shares to our employees or employees of one of our group companies; or (iii) shares issued upon the exercise of previously granted rights to subscribe for shares.

The preemptive rights in respect of newly issued Ordinary Shares may be restricted or excluded by a resolution of the General Meeting with at least two-thirds of the votes cast, unless such resolution is passed at the proposal of the Board. Such authorization for the Board can be granted and extended, in each case for a period not exceeding five years. For as long as, and to the extent that, such authorization is effective, the General Meeting will not have the power to limit or exclude preemptive rights and such authorization may not be revoked unless stipulated otherwise in the authorization. A resolution of the General Meeting to limit or exclude the preemptive rights, or to designate the Board as the authorized body to do so, requires a majority of the votes cast at a General Meeting if at least half of the issued share capital is represented at the meeting (and the resolution is proposed by the Board) or at least two thirds of the votes cast at the General Meeting if less than half of the issued share capital is represented at the meeting (and/or if the resolution is not proposed by the Board).

The General Meeting has adopted a resolution authorizing the Board to limit or exclude the preemptive rights of our shareholders for issuance of shares or grants of rights to subscribe for shares under the authorizations referred to above under “Issuance of Shares”. At annual General Meetings to be held in the future, the Board may place on the agenda a proposal to re-authorize the Board to issue new shares, grant rights to subscribe for shares or limit or exclude preemptive rights for newly issued Ordinary Shares.

Transfer of Shares

Transfers of registered shares (other than in book-entry form) require a written deed of transfer and, unless we are a party to the deed of transfer, an acknowledgement by or proper service upon us to be effective. However, for as long as any of our Ordinary Shares are listed on the New York Stock Exchange, the Nasdaq Stock Market or on any other stock exchange operating in the United States of America, the laws of the State of New York shall apply to the property law aspects of the shares reflected in the register administered by the relevant transfer agent, and the previous sentence will not apply.

Form of Shares

Pursuant to our Articles of Association, Ordinary Shares are registered shares, although the Board may resolve that one or more shares are bearer shares, represented by physical share certificates.

Repurchase of Ordinary Shares

Under Dutch law, we may not subscribe for newly issued shares in our own capital. We may acquire our Ordinary Shares, subject to applicable provisions and restrictions of Dutch law and our Articles of Association, to the extent that:

•such shares are fully paid-up;

•such shares are acquired for no valuable consideration or, provided that the General Meeting has authorized the Board for this purpose, such repurchase would not cause our shareholders’ equity to fall below an amount equal to the sum of the paid-up and called-up part of the issued share capital and the reserves we are required to maintain pursuant to Dutch law or our Articles of Association; and

•immediately after the acquisition of such shares, we and our subsidiaries would not hold, or would not hold as pledgees, shares having an aggregate nominal value that exceeds 50% of our issued share capital.

Other than shares acquired for no valuable consideration or under universal title of succession (onder algemene titel) (e.g., through a merger or spin off) under statutory Dutch or other law, we may acquire shares only if the General Meeting has authorized the Board to do so. An authorization by the General Meeting for the acquisition of shares can be granted for a maximum period of 18 months. Such authorization must specify the number of shares that may be acquired, the manner in which these shares may be acquired and the price range within which the shares may be acquired. No authorization of the General Meeting is required if Ordinary Shares are acquired by us on the Nasdaq with the intention of transferring such Ordinary Shares to our employees or employees of a group company pursuant to an arrangement applicable to them. For each annual general meeting, we expect that the Board will place on the agenda a proposal to re-authorize the Board to repurchase shares for a period of 18 months from the date of the resolution. We cannot derive any right to any distribution from shares acquired by us.

At our annual general meeting of shareholders held on May 11, 2023, the General Meeting voted to authorize the Board, on the Company’s behalf, to acquire fully-paid up shares, or depository receipts for shares, in the capital of the Company for a period of 18 months following the date of the annual general meeting by any means, including through derivative products, private purchases, block trades, purchases on a stock exchange, or otherwise, for a price per share between EUR 0.01 and 115% of the average market price of the shares on the Nasdaq (such average market price being calculated on the basis of (a) the average closing price on each of the five consecutive trading days preceding the three trading days prior to the date the acquisition was agreed upon or the trading order for such acquisition was given or (b) if it concerns an acquisition through a tender offer, the average closing price on each of the five consecutive trading days preceding the date that such tender offer commences), up to 20% of the shares comprised in the Company’s issued share capital at close of business on May 11, 2023. We expect that the Board will seek similar authorizations from the General Meeting in the future.

Capital Reduction

At a General Meeting, our shareholders may, with at least two-thirds of the votes cast, unless such resolution is passed at the proposal of the Board (or if less than half of our issued share capital is represented at the General Meeting), resolve to reduce our issued share capital by (i) cancelling shares or (ii) reducing the nominal value of the shares by amending our Articles of Association. In either case, this reduction would be subject to applicable statutory provisions. A resolution to cancel shares may only relate to shares held by us or in respect of which we hold the depository receipts.

A reduction of the nominal value of shares without repayment and without release from the obligation to pay up the shares must be effectuated proportionally on shares of the same class (unless all affected shareholders agree to a disproportional reduction).

A resolution that would result in a reduction of capital requires approval by a majority of the votes cast of each group of shareholders of the same class whose rights are prejudiced by the reduction. In addition, a reduction of capital involves a two-month waiting period during which creditors have the right to object to a reduction of capital under specified circumstances.

Voting Rights

Voting Rights and Quorum

In accordance with Dutch law and our Articles of Association, each Ordinary Share confers the right on the holder thereof to cast one vote at the General Meeting. The voting rights attached to any shares held by us or our direct or indirect subsidiaries are suspended, unless the Ordinary Shares were encumbered with a right of usufruct or a pledge in favor of a party other than us or a direct or indirect subsidiary before such Ordinary Shares were acquired by us or such a subsidiary, in which case, the other party may be entitled to exercise the voting rights on the Ordinary Shares. We may not exercise voting rights for Ordinary Shares in respect of which we or a direct or indirect subsidiary has a right of usufruct or a pledge.

Voting rights may be exercised by shareholders or by a duly appointed proxy holder (the written proxy being acceptable to the chairman of the General Meeting) of a shareholder, which proxy holder need not be a shareholder. The holder of a usufruct or pledge on shares shall have the voting rights attached thereto if so provided for when the usufruct or pledge was created.

Under our Articles of Association, blank votes (votes where no choice has been made), abstentions and invalid votes shall not be counted as votes cast. However, shares in respect of which a blank vote or invalid vote has been cast and shares in respect of which the person with meeting rights who is present or represented at the meeting has abstained from voting are counted when determining the part of the issued share capital that is present or represented at a General Meeting. The chairman of the General Meeting shall determine the manner of voting and whether voting may take place by acclamation.

Resolutions of the shareholders are adopted at a General Meeting by a majority of votes cast, except where Dutch law or our Articles of Association provide for a special majority in relation to specified resolutions. Our Articles of Association provide that resolutions at a General Meeting can only be adopted if at least one-third of the issued and outstanding shares in our capital are present or represented at such General Meeting, subject to any provision of mandatory Dutch law and any higher quorum requirement stipulated by our Articles of Association.

Subject to certain restrictions in our Articles of Association, the determination during the General Meeting made by the chairman of that General Meeting with regard to the results of a vote shall be decisive. The Board will keep a record of the resolutions passed at each General Meeting.

Amendment of Articles of Association

At the proposal of the Board, the General Meeting may resolve to amend our Articles of Association. A resolution of the General Meeting to amend our Articles of Association requires a majority of the votes cast. In the absence of a proposal by the Board, the General Meeting may resolve to amend our Articles of Association with at least two-thirds of the votes cast.

Merger, Demerger and Dissolution

At the proposal of the Board, the General Meeting may resolve with a majority of the votes cast (subject to certain exceptions) or with at least two-thirds of the votes cast if there is no proposal thereto by the Board, to legally merge or demerge the Company within the meaning of Title 7, Book 2 of the Dutch Civil Code.

At the proposal of the Board, the General Meeting may, by means of a resolution passed by a majority of the votes cast, or with at least two-thirds of the votes cast if there is no proposal of the Board thereto, resolve that we will be dissolved. In the event of our dissolution, the liquidation shall be effected by the Board, unless the General Meeting decides otherwise.

In the event of a dissolution and liquidation, the assets remaining after payment of all of our debts (including any liquidation expenses) are to be distributed to the ordinary shareholders in proportion to the aggregate nominal value of their Ordinary Shares. The liquidation and all distributions referred to in this paragraph will be made in accordance with the relevant provisions of Dutch law.

Squeeze Out

A shareholder who for its own account (or together with its group companies) holds at least 95% of our issued share capital may institute proceedings against the other shareholders jointly for the transfer of their shares to the shareholder who holds such 95% majority. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer van het GerechtshofAmsterdam) (the “Enterprise Chamber”) and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the shares of the minority shareholders. Once the order to transfer by the Enterprise Chamber becomes final and irrevocable, the majority shareholder that instituted the squeeze-out proceedings shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to the majority shareholder. Unless the addresses of all minority shareholders are known to the majority shareholder acquiring the shares, the majority shareholder is required to publish the same in a newspaper with a national circulation.

A shareholder that holds a majority of our issued share capital, but less than the 95% required to institute the squeeze-out proceedings described above, may seek to propose and implement one or more restructuring transactions with the objective of obtaining at least 95% of our issued share capital so the shareholder may initiate squeeze-out proceedings. Those restructuring transactions could, among other things, include a merger or demerger involving us, a contribution of cash and/or assets against issuance of shares, the issue of new shares to the majority shareholder without preemptive rights for minority shareholders or an asset sale transaction.

Depending on the circumstances, an asset sale of a Dutch public limited liability company (naamloze vennootschap) is sometimes used as a way to squeeze out minority shareholders, for example, after a successful tender offer through which a third party acquires a supermajority, but less than all, of the company’s shares. In such a scenario, the business of the target company is sold to a third party or a special purpose vehicle, followed by the liquidation of the target company. The purchase price is distributed to all shareholders in proportion to their respective shareholding as liquidation proceeds, thus separating the business from the company in which minority shareholders had an interest.

Any sale or transfer of all of our assets and our dissolution or liquidation is subject to approval by a majority of the votes cast in its General Meeting. Our Articles of Association provide that our General Meeting may only adopt such resolution upon a proposal of the Board or with at least two-thirds of the votes cast, unless such resolution is passed at the proposal of the Board.

Certain Other Major Transactions

Our Articles of Association and Dutch law provide that resolutions of the Board concerning a material change in the identity or character of the Company or its business are subject to the approval of the General Meeting. Such changes include:

•a transfer of all or materially all of its business to a third party;

•the entry into or termination of a long-lasting alliance of us or of a subsidiary either with another entity or company, or as a fully liable partner of a limited partnership or partnership, if this alliance or termination is of significant importance to us; and

•the acquisition or disposition of an interest in the capital of a company by us or by its subsidiary with a value of at least one-third of the value of our assets, according to the balance sheet with explanatory notes or, if we prepare a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes in our most recently adopted annual accounts.

Dividends and Other Distributions

We may only make distributions to our shareholders if the shareholders’ equity exceeds the sum of the paid-up and called-up share capital plus the reserves as required to be maintained by Dutch law or by our Articles of Association.
Any amount remaining out of distributable profits is added to our reserves as the Board determines. After reservation by the Board of any distributable profits, the shareholders, upon the proposal of the Board or with at least two-thirds of the votes cast, may declare a dividend. The Board is permitted, subject to certain requirements, to declare interim dividends without the approval of the shareholders. Interim dividends may be declared as provided in our Articles of Association and may be distributed to the extent that the shareholders’ equity, based on interim financial statements, exceeds the paid-up and called-up share capital and the reserves that must be maintained under Dutch law or our Articles of Association. Interim dividends are deemed advances on the final dividend to be declared with respect to the fiscal year in which the interim dividends have been declared. We may reclaim any distributions, whether interim or not interim, made in contravention of certain restrictions of Dutch law from shareholders that knew or should have known that such distribution was not permissible. In addition, on the basis of Dutch case law, if after a distribution we are not able to pay its due and collectable debts, then our shareholders or directors who at the time of the distribution knew or reasonably should have foreseen that result may be liable to its creditors.

Distributions shall be payable in the currency determined by the Board at a date determined by it. The Board will set the record date to establish which shareholders (or usufructuaries or pledgees, as the case may be) are entitled to the distribution, such date not being earlier than the date on which the distribution was announced. Claims for payment of dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse, and any such amounts will be considered to have been forfeited to us (verjaring).
We do not anticipate paying any dividends on our Ordinary Shares for the foreseeable future.

Notices

We will give notice of each General Meeting by publication on our website and, to the extent required by applicable law, in a Dutch daily newspaper with national distribution, and in any other manner that we may be required to follow in order to comply with Dutch law and applicable stock exchange and SEC requirements. Holders of registered shares may further be provided notice of the meeting in writing at their addresses as stated in its shareholders’ register.

Transfer Agent

The transfer agent for our Ordinary Shares is Computershare Trust Company, N.A. Each person investing in Ordinary Shares held through The Depository Trust Company must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of Ordinary Shares.

For as long as any Ordinary Shares are listed on the Nasdaq or on any other stock exchange operating in the United States, the laws of the State of New York shall apply to the property law aspects of the Ordinary Shares reflected in the register administered by our transfer agent.

Our Ordinary Shares are listed in registered form and such Ordinary Shares, through the transfer agent, are not certificated. We have appointed Computershare Trust Company, N.A. as our agent in New York to maintain our shareholders’ register on behalf of the Board and to act as transfer agent and registrar for our Ordinary Shares. The Ordinary Shares will be traded on the Nasdaq in book-entry form.

Listing of Our Securities

Our Ordinary Shares are traded on the Nasdaq under the symbol “PLYA.”